

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

<u>Via E-mail</u>
Anthony J. Allott
Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut 06901

      RE: **Silgan Holdings Inc.**
             Definitive Proxy Statement
             Filed April 20, 2012
             File No. 000-22117

Dear Mr. Allott:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Accounting Branch Chief